Exhibit 99.1

STANTEC INC.	ANNUAL INFORMATION FORM
FEBRUARY 26, 2009

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Visions, Core Business, and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections of our management’s discussion and analysis for the year ended December 31, 2008, which have been incorporated by reference to this report as described on page 6 of this report, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2009 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on its forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Assumptions about the performance in 2009 of the Canadian and US economies and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our management’s discussion and analysis for the year ended December 31, 2008, filed on www.sedar.com and incorporated by reference.

For additional information regarding material risks and assumptions, please see our discussion on pages M-2 to M-3 of our management’s discussion and analysis for the year ended December 31, 2008, and incorporated by reference.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The forward-looking statements contained herein represent our expectations as of February 26, 2009, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by the organization or on its behalf.  In the case of the ranges of expected performance for fiscal 2009, it is our current practice to evaluate and where we deem appropriate, provide updates.  However, subject to legal requirements we may change this practice at any time at our sole discretion.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. Our Articles of Incorporation have been amended on several occasions, namely to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc. and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

References in this annual information form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively or one or more of such companies. References in this annual information form to “our,” “us,” or “we” also refer to “Stantec” in the contexts explained above.

Intercorporate Relationships

The following chart lists, as at December 31, 2008, the intercorporate relationships among Stantec and Stantec’s subsidiaries, the jurisdiction of incorporation of the companies, and the percentage of voting and restricted securities held by Stantec:

STANTEC INC.

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

3102452 Nova Scotia Company	100	n/a	Nova Scotia

3221969 Nova Scotia Company	100	100	Nova Scotia

ACCENT Engineering Consultants Incorporated	40	n/a	Nova Scotia

BVE Development, LLC	100	n/a	Pennsylvania

Coleson Power Group Inc.	50	n/a	New Brunswick

FFEB JV, L.L.C.	30	n/a	Delaware

GKO Power Engineering Ltd.	100	n/a	Alberta

International Insurance Group Inc.	100	n/a	Barbados

Pentacore ADA Consulting, LLC	100	n/a	Nevada

Planning & Stantec Limited	51	n/a	Trinidad and Tobago

RiverMorph, LLC	100	n/a	Kentucky

SEA, Incorporated	100	100	Nevada

SSBV Consultants Inc.	33 1/3	n/a	British Columbia

SECOR Internacional Guatemala S.A.[1]	100	n/a	Guatemala

SECOR Internacional Panama, S.A.[1]	100	n/a	Panama

SECOR Internacional S.A.[1]	100	n/a	Colombia

SECOR International Ltd.[1]	100	n/a	Cayman Islands

Stantec Architecture Inc.	0[2]	n/a	North Carolina

Stantec Architecture Ltd.	0[2]	n/a	Canada

Stantec Consulting Caribbean Ltd.	100	n/a	Barbados

Stantec Consulting Corporation[1]	100	n/a	Delaware

Stantec Consulting Inc.	100	100	Arizona

Stantec Consulting International LLC[3]	100	n/a	Arizona

Stantec Consulting International Ltd.	100	100	Canada

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION
Stantec Consulting Ltd.	100	100	Canada

Stantec Consulting Massachusetts P.C.	0[2]	n/a	Massachusetts

Stantec Consulting Michigan Inc.	100	n/a	Michigan

Stantec Consulting Services Inc.	100	100	New York

Stantec Delaware II LLC	100	n/a	Delaware

Stantec Engineering Limited[3]	100	n/a	Canada

Stantec Engineering (Puerto Rico) P.S.C.	0[2]	n/a	Puerto Rico

Stantec Geomatics Ltd.	50[2]	100	Alberta

Stantec Holdings (Delaware) III Inc.	100	100	Delaware

Stantec Holdings Ltd.	100	100	Alberta

Stantec Holdings II Ltd.	100	n/a	Alberta

Stantec International Enterprises Limited	100	100	Bahamas

Stantec International Limited	100	n/a	Barbados

Stantec Planning and Landscape Architecture P.C.	0[2]	n/a	Maine

Stantec Planning and Landscape Architecture P.C.	0[2]	n/a	New York

Stantec Technology International Inc.	100	100	Delaware

Teshmont Consultants Inc.	50	n/a	Canada

UEI Associates, Inc.	100	n/a	Texas

UEI Global I, Inc.	100	n/a	Texas

Universal Energy do Brasil Ltda.	100	n/a	Brazil

*	In the context of this annual information form, “restricted shares” means non-voting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.

1	Acquired as part of the acquisition of the SECOR companies. See the General Development of the Business section below and the acquisition section of the Description of the Business on page 7.
2	Stantec has entered into an agreement with respect to 100% of the voting shares of this corporation that allows it to direct control over any disposition of the voting shares of this corporation.
3
Acquired as part of the acquisition of McIntosh Engineering Holdings Corporation.  See the General
Development of the Business section below and the acquisition section of the Description of the Business on page 7.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

We have acquired a number of firms in Canada and the United States. The acquisitions completed in 2008 are as follows:

January, 2008	Rochester Signal, Inc The Zande Companies, Inc. (R.D. Zande)
February, 2008	SII Holdings, Inc. (Secor International Incorporated)
March, 2008	RHL Design Group, Inc.
July, 2008	McIntosh Engineering Holdings Corporation

The acquisitions completed in 2007 and 2006 are described under Description of the Business.  It is anticipated that effective May 15, 2009, Robert (Bob) Gomes will succeed Anthony Franceschini as our next president and chief executive officer.

Donald W. Wilson, senior vice president and chief financial officer retired from his role on December 31, 2008.  Daniel J. Lefaivre assumed the senior vice president and chief financial officer role effective January 1, 2009.

William D. Grace stepped down from the board of directors at the May 1, 2008, annual meeting.

On February 21, 2007, Ivor M. Ruste was appointed to our board of directors. Mark E. Jackson was appointed as senior vice president and chief operating officer on May 3, 2007.  E. John (Jack) Finn stepped down from the board of directors at the May 3, 2007, annual meeting.

During 2007, we completed 11 acquisitions as described in Description of Business – Acquisitions.

Effective May 17, 2006, we subdivided our shares on a two-for-one basis. During 2006, we completed 3 acquisitions as described in Description of Business - Acquisitions.

For additional information regarding the general development of Stantec’s business and our strategies for the upcoming year, see pages M-3 to M-9, M-18 to M-20, and M-35 to M-37 of Stantec’s 2008 management discussion and analysis incorporated by reference and filed on www.sedar.com.

DESCRIPTION OF THE BUSINESS

We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, geotechnical, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. For the requirements of generally accepted accounting principles in Canada and the United States, we have one reportable segment—Consulting Services.

We use a three-dimensional business model which is built on (1) geographic diversification, (2) practice area specialization, and (3) provision of services in all phases of a project’s life cycle. This model allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

The following chart illustrates the breakdown of gross revenue for 2008 and 2007 for Consulting Services:

	2008		2007
Units	(C$millions)%		(C$millions)%
Consulting Services	$1,351.9	100%	$954.6	100%

For additional information regarding Stantec’s business practice areas, see pages M-4 to M-7 of the 2008 management discussion and analysis, which pages are incorporated herein by reference.

Acquisitions

The following list summarizes the acquisitions we made during the three most recently completed financial years:

Year	Business Acquired	Nature of Business

2008	McIntosh Engineering Holdings Corporation
Provides services in mine conceptualization through mine feasibility, detail engineering and design for construction, procurement and construction management.  Principally located in Arizona and Ontario.

2008	RHL Design Group, Inc.
Provides program and project management and comprehensive integrated design services, including engineering, architecture, permitting, compliance, and environmental services, principally in California.

2008	SII Holdings, Inc. (Secor International Incorporated)
Provides environmental consulting and engineering services to the private sector and is one of the largest providers of downstream marketing remedial services to the US energy industry, principally in Washington.

2008	Rochester Signal, Inc.	Provides signal design, construction management, installation and testing services, and other engineering support to all types of rail systems principally in New York.
2008	The Zande Companies, Inc. (R.D. Zande)	Provides civil and environmental engineering services located principally in Ohio, with additional offices in West Virginia, Kentucky, Pennsylvania, and Georgia.
2007	Fuller, Mossbarger, Scott & May Engineers, Inc. (including Leestown Leasing, L.L.C.)	Provides services in civil, environmental, geotechnical, structural, and water resources engineering, primarily in Kentucky with additional offices in Ohio, Missouri, Indiana, Georgia, and Tennessee.
2007	Moore Paterson Architects Inc.	Provides architecture, planning, and project management services to Vancouver Island and the Lower Mainland.
2007	Murphy Hilgers Architects Inc. (including Brentcliffe Financial Services Inc. and Dekko Studio Inc.)	Provides planning and design services in Ontario.
2007	Neill and Gunter, Incorporated (including Neill and Gunter Limited and Neill and Gunter (Nova Scotia) Limited)	Provides consulting engineering services to the industrial sector from principal offices in New Brunswick, Nova Scotia, and Maine.
2007	Woodlot Alternatives, Inc.	Provides services in natural resource assessment, permitting, and environmental engineering, principally in the US Northeast from its office base in Maine.
2007	Chong Partners Architecture, Inc.	Provides services in architecture, interior design, and planning, principally in California.
2007	Trico Engineering Consultants, Inc.	Provides services in civil engineering, surveying, landscape architecture, and planning in South Carolina.
2007	Geller DeVellis Inc.	Provides planning, landscape architecture, and civil engineering services, principally in Massachusetts.
2007	Land Use Consultants, Inc.	Provides planning, landscape architecture, and civil engineering services, principally in Maine.
2007	Vollmer Associates LLP	Provides engineering, architecture, planning, landscape architecture, and survey services, principally in the transportation sector in the US Northeast.
2007	Nicolson Tamaki Architects Inc.	Provides architecture services in British Columbia.
2006	Carinci Burt Rogers Engineering, Inc.	Provides electrical engineering consulting services in Ontario.
2006	Dufresne-Henry, Inc.	Provides multidiscipline engineering and consulting services in the New England states, New York, and Florida.
2006	ACEx Technologies, Inc.	Provides communications system engineering services, principally in the transportation sector.

Research and Development

We generally conduct research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

Employees

As at December 31, 2008, we had approximately 8,700 staff. This total staff number comprises 4,700 professionals, 2,800 technologists and technicians, and 1,200 support personnel.  The Jacques Whitford transaction closed as of January 2, 2009, adding approximately 1,700 employees.

We are a knowledge-based organization and are always seeking talented and skilled professionals in all of our specialist practice areas. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs. Examples of our recruitment strategies include an employee referral bonus program, web site job postings, career fairs, student programs, and the ability to offer geographic mobility.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all the services we offer. The number and identity of competitors vary widely with the type of service we provide. Moreover, for small to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, there are fewer but still many competitors; however, some of these competitors have greater financial and other resources than ours. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small to midsize privately held regional firms in the United States and Canada.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms. Furthermore, we focus on small to midsize projects which differentiates us from some larger competitors.

The principal competitive factors in the services we offer are reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively because of our strengths and expertise in engineering, architecture, and related professional services and our track record of service delivery.

We serve many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. We are not dependent on any one client or group of clients for our business. No single client represents more than 5% of total revenue.

We offer a range of pricing structures to our clients but primarily offer our services based on either a fixed- or variable-fee contract with a ceiling or a time-and-material contract without a stated ceiling. We secure our assignments primarily based on our expertise and contacts and sometimes on a competitive bidding process.

Social or Environmental Policies

We have adopted an Environment, Health and Safety policy that states that we will carry out the following:

•	Strive to identify, assess, and manage the environmental aspects and impacts associated with the services and products we provide

•	Strive to identify and manage the environmental, health, and safety risks and hazards to which our employees are exposed

•	Help our employees develop an awareness and understanding of the environment, health, and safety issues relevant to their work

•	Strive to comply with legislation, regulations, and appropriate industry standards

•	Monitor and enhance the program through inspections, audits, reviews, investigations, corrective actions, and other processes

•	Encourage internal and external communication regarding environmental, health, and safety issues

We have included this policy in our Environment, Health and Safety manual. The manual sets out a detailed process for ensuring that all employees are familiar with the policy and that appropriate individuals regularly review environment, health, and safety matters.

International Operations

We conduct a portion of our business outside Canada and the United States, and generated revenue during 2008 working on projects in more than 30 countries.  Specifically, international operations include operating offices in Barbados, Puerto Rico and Panama, as well as significant ongoing workload on projects in the Bahamas, Barbados, Australia, Colombia, Costa Rica, Ireland, Indonesia, Mexico, Mongolia, Panama, Peru, Saudi Arabia, South Africa, Trinidad & Tobago, and Tanzania. Such operations accounted for approximately 2% of our revenues in 2008. Some of this work involves political risk, contracts with foreign clients, and working under foreign legal systems.

Dividend Policy

We currently have no plans to pay dividends on our common shares. Instead, we plan to reinvest our net income to continue our corporate strategy of growth. The payment of dividends on common shares in the future will depend on our need to finance growth, our financial condition, and other factors that the Board of Directors may consider appropriate in the circumstances.

RISK FACTORS

Please refer to our 2008 management’s discussion and analysis pages M-44 to M-55 and filed on SEDAR at www.sedar.com and incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares, of which, as at December 31, 2008, no preferred shares and 45,448,123 common shares have been issued and are outstanding.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

In connection with the acquisition of The Keith Companies, Inc. certain former holders of shares of The Keith Companies, Inc. were granted shares subject to restrictions on transfer which mirror the restrictions previously imposed on the holders of The Keith Companies, Inc. shares (the Keith restricted shares).  As at December 31, 2007, 5,792 Keith restricted shares were issued and outstanding. During 2008, restrictions were removed from 3,520 Keith restricted shares, and 2,272 Keith restricted shares were returned for cancellation, with the result that, as at December 31, 2008, no Keith restricted shares were issued and outstanding. The material rights, privileges, restrictions, and conditions attached to the preferred shares and the common shares are summarized below.

Preferred Shares

The preferred shares may be issued in one or more series, with each series to consist of such number of shares and to have such rights, privileges, restrictions, and conditions as may, before the issue thereof, be determined by our Board of Directors. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any such meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law. Each series of preferred shares will rank pari passu with each other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of the common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our Board of Directors may from time to time determine. The holders of the common shares are entitled to receive notice of and to attend all meetings of our shareholders and have one vote for each common share held at all such meetings, except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series. The common shares rank behind the preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

MARKET FOR SECURITIES

Our common shares are listed for trading on the TSX and NYSE under the symbol STN. The intraday trading information on the TSX for the period from January 1, 2008, to December 31, 2008, is set out in the following table:

Month	High	Low	Volume
January	$ 40.10	$ 29.28	3,636,655
February	$ 35.25	$ 31.40	3,817,696
March	$ 32.74	$ 27.55	4,009,439
April	$ 30.98	$ 28.80	3,779,343
May	$ 31.50	$ 28.01	3,158,761
June	$ 29.82	$ 25.41	5,669,120
July	$ 28.50	$ 21.80	4,856,723
August	$ 30.82	$ 26.50	2,141,858
September	$ 30.70	$ 24.23	2,732,446
October	$ 25.61	$ 16.35	4,396,321
November	$ 24.00	$ 16.51	3,739,402
December	$ 31.14	$ 21.00	6,872,181
			48,809,945

The intraday trading information on the NYSE for the period from January 1, 2008, to December 31, 2008, is set out in the following table:

Month	High	Low	Volume
January	$ 40.30	$ 28.65	651,302
February	$ 35.39	$ 31.25	321,200
March	$ 33.00	$ 27.07	436,332
April	$ 30.69	$ 28.24	739,079
May	$ 30.69	$ 28.00	601,230
June	$ 29.60	$ 25.12	591,442
July	$ 27.82	$ 21.78	525,597
August	$ 29.27	$ 25.82	433,403
September	$ 29.48	$ 22.93	607,300
October	$ 23.69	$ 12.70	1,511,277
November	$ 20.48	$ 12.85	1,097,102
December	$ 25.71	$ 16.66	1,031,199
			8,546,463

DIRECTORS AND OFFICERS

The following table lists the directors of Stantec Inc., current to February 26, 2009, their municipality of residence, and their principal occupation within the five preceding years:

Directors of Stantec

Name and Municipality of Residence	Principal Occupation	Director since

ROBERT J. BRADSHAW[1] Toronto, Ontario, Canada	Corporate Director	1993
ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	President & CEO of Stantec	1994
SUSAN E. HARTMAN[1,2] Rochester, New York, USA	President and CEO of The Hartman Group (a management consulting firm)	2004
ARAM H. KEITH Irvine, California, USA	Vice Chairman of the Board of Stantec	2005
ROBERT R. MESEL[2] Kiawah Island, South Carolina, USA	Corporate Director	2004
IVOR M. RUSTE[2] Calgary, Alberta, Canada	Executive Vice President and Chief Risk Officer, EnCana Corporation (an unconventional natural gas and integrated oil company)	2007
RONALD TRIFFO[1] Edmonton, Alberta, Canada	Chairman of the Board of Stantec	1985

1      Member of Corporate Governance and Compensation Committee
2      Member of Audit Committee

All directors are elected annually. With the exception of Aram H. Keith, who, prior to September 15, 2005, was the chief executive officer and chairman of the Board of The Keith Companies, Inc. (an engineering and consulting firm), a position he held since 1983, Ivor M. Ruste, who, just prior to joining EnCana Corporation in May 2006, was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors and who, from 1998 until 2006, was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm), and Robert J. Bradshaw, who, prior to January 30, 2009, was the chairman of Contor Industries (a holding company that acquires manufacturing companies), each of the directors of Stantec has been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.

The following table lists the executive officers of Stantec, current to February 26, 2009, their municipality of residence, and their principal occupation within the five preceding years:

Non-Executive and Executive Officers of Stantec

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

Non-Executive Officers of Stantec Inc.

RONALD TRIFFO Edmonton, Alberta, Canada	Chairman of the Board	Chairman of the Board of Stantec Inc.

ARAM H. KEITH Irvine, California, USA	Vice Chairman of the Board	Vice Chairman of the Board of Stantec Inc.

Executive Officers of Stantec Inc.

ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	President & CEO	President & CEO of Stantec Inc.

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

DANIEL J. LEFAIVRE St. Albert, Alberta, Canada	Senior Vice President & CFO	Senior Vice President & CFO of Stantec Inc.

MARK E. JACKSON Waterloo, Ontario, Canada	Senior Vice President & COO	Senior Vice President & COO of Stantec Inc.

JEFFREY S. LLOYD Edmonton, Alberta, Canada	Vice President, Secretary & General Counsel	Vice President, Secretary & General Counsel of Stantec Inc.

Other Executive Officers

W. PAUL ALLEN Elmira, Ontario, Canada	Corporate Practice Area Unit Leader, Urban Land	Senior Vice President of certain Stantec Inc. subsidiaries

RICHARD ALLEN Canton, Massachusetts, USA	Regional Operating Unit Leader, US East	Senior Vice President of certain Stantec Inc. subsidiaries

CARL F. CLAYTON Edmonton, Alberta, Canada	Corporate Practice Area Unit Leader, Transportation	Senior Vice President of certain Stantec Inc. subsidiaries

VALENTINO DIMANNO Calgary, Alberta, Canada	Regional Operating Unit Leader, Canada	Senior Vice President of certain Stantec Inc. subsidiaries

ROBERT J. GOMES Edmonton, Alberta, Canada	Corporate Practice Area Unit Leader, Industrial	Senior Vice President of certain Stantec Inc. subsidiaries

JEFFERY KISHEL Longmont, Colorado, USA	Corporate Practice Area Unit Leader, Environment	Senior Vice President of certain Stantec Inc. subsidiaries

ERIC C. NIELSEN Santa Ana, California, USA	Regional Operating Unit Leader, US West	Senior Vice President of certain Stantec Inc. subsidiaries

STANIS I.R. SMITH Burnaby, British Columbia, Canada	Corporate Practice Area Unit Leader, Buildings	Senior Vice President of certain Stantec Inc. subsidiaries

ROBERT YOUDEN St. John, New Brunswick, Canada	Former CEO of Jacques Whitford[1]	Senior Vice President of certain Stantec Inc. subsidiaries

[1]
Following the acquisition of Jacques Whitford, Mr. Youden accepted the appointment of senior vice president of Stantec.  Mr. Youden’s initial primary focus is on the integration of Jacques Whitford with Stantec, and his role within Stantec will continue to evolve as the integration proceeds.

All the above executive officers have held their present position or other positions with us for the past five years, except for Aram H. Keith, who, prior to September 15, 2005, was the chief executive officer and chairman of the Board of The Keith Companies, Inc. (an engineering and consulting firm); Daniel J. Lefaivre, who prior to January 1, 2009, was Stantec’s vice president, finance and treasury; Richard Allen, who, prior to April 17, 2006, was president and chief executive officer of Dufresne-Henry, Inc. (an engineering and consulting firm); Jeffery Kishel, who, prior to November 11, 2006, was senior vice president, Strategic Development and Client Services of MWH (an engineering and consulting firm); Eric C. Nielsen, who, prior to September 15, 2005, was president and chief operating officer of The Keith Companies, Inc. (an engineering and consulting firm); and Robert Youden who, prior to January 2, 2009, was chief executive officer of Jacques Whitford.

As a group, our directors and officers beneficially owned, controlled or directed, directly or indirectly, 1,831,913 common shares representing 4% of the issued and outstanding common shares.

AUDIT COMMITTEE INFORMATION

Audit Committee Terms of Reference

The responsibilities and duties of our Audit Committee are set out in the committee’s Terms of Reference, the text of which is attached as Appendix I to this annual information form.

Composition of the Audit Committee

Our Audit Committee is made up of the following three members: Ivor Ruste (Chairman), Susan Hartman, and Robert Mesel.

The board of directors believes that the composition of the Audit Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws. In addition, the board has determined that Mr. Ruste, and Mr. Mesel are “Audit Committee Financial Experts” as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission. The following is a description of the education and experience of each member of the committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

Ivor M. Ruste is EnCana’s executive vice president and chief risk officer. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and, just prior to joining EnCana in May 2006, was the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. Mr. Ruste has been involved over the past 28 years in numerous other business, community, and professional activities.  As of December 31, 2008, Mr. Ruste owned 1,500 common shares valued at $45,225, and 6,400 deferred share units valued at $192,960.

Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development.  In 1993 she started her own management consulting firm, The Hartman Group.  Ms. Hartman continues as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management.  She was recently appointed to the boards of Electri-Cord Manufacturing Co., Pierce Industries, and Unity Health Systems.  As of December 31, 2008, Ms. Hartman owned 4,650 common shares valued at $140,198, and 13,600 deferred share units valued at $410,040.

Robert R. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for a number of organizations, including the Financial Executives Institute (Northeast Ohio Chapter), the Ohio Council for Economic Education, the Greater Cleveland Salvation Army, and Canisius College. Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his master of business administration at State University of New York at Buffalo, and the advanced management program at Harvard Business School. He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.  As of December 31, 2008, Mr. Mesel owned 5,000 common shares valued at $150,750, and 13,600 deferred share units valued at $410,040.

Preapproval Policy

The Audit Committee must preapprove the audit and nonaudit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during the fiscal years ended December 31, 2008 and 2007, were as follows:

Category	Note	2008	2007
Audit Fees	1	C$1,156,000	C$1,021,000
Audit-Related Fees	2	25,000	11,000
Tax Fees	3	945,000	695,000
Total		C$2,126,000	C$1,727,000

1
Audit Fees - audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

2
Audit-Related Fees - assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees.”

3	Tax Fees - professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice relating to potential business acquisitions.

LEGAL PROCEEDINGS

We have legal claims and suits pending, both by and against us. These are typical to the industries in which we operate. Where appropriate, these claims have been reported to our and our predecessors’ insurers who are in the process of adjusting and/or defending them. None are expected to have a material effect on our financial position.

TRANSFER AGENT

Computershare Trust Company of Canada is our transfer agent at Computershare’s offices in Calgary, Alberta; Toronto, Ontario; New York, New York; and Denver, Colorado.

MATERIAL CONTRACTS

We did not enter into any material contracts outside the ordinary course of business in 2008. We consider the acquisition of professional services firms to be in the ordinary course of our business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, 1800 Scotia 2, Scotia Place, 10060 Jasper Avenue, Edmonton, Alberta, T5J 3R8 are the auditors of the Corporation.

The Corporation’s auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Financial information is provided in our consolidated financial statements and management’s discussion and analysis for our most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans, will be contained in our management information circular. Copies of this annual information form, as well as our latest management information circular and annual report (which includes our consolidated financial statements and management’s discussion and analysis) for the year ended December 31, 2008, may be obtained from our web site at www.stantec.com or by mail on request from the secretary, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. You may also access disclosure documents and any reports, statements, or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on SEDAR at www.sedar.com.

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards.  These differences can be found on our website at www.stantec.com.

Stantec Inc.	APPENDIX I
Audit Committee-Terms of Reference (Mandate)

A.
Overview and Purpose

The Audit Committee is appointed by, and responsible to, the Board of Directors.  The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the corporation.  The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies is an important element of the Company’s internal control over financial reporting.  The committee has oversight responsibility for the performance of both the internal auditors (if any) and the external auditors.  The committee also ensures the qualifications and independence of the external auditors.  The committee has oversight of the corporation’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

B.
Authority and Responsibilities

Request such information and explanations in regard to the accounts of the corporation as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

Provide reports and minutes of meetings to the board.

Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.
Membership

The members of the committee shall be composed of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws.  At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations.  For greater clarity, the board has adopted the definition of independent director as set out in National Instrument 52-110 of the Canadian Securities Administrators.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.	Financial Statements and Disclosures

1.	Review, and recommend to the board for approval, the annual audited financial statements.

2.	Review, and recommend to the board for approval, the following public disclosure documents:

(a)	The financial content of the annual report

(b)	The annual management information circular and proxy materials

(c)	The annual information form, including any regulatory requirements for audit committee reporting obligations

(d)	The management discussion and analysis section of the annual report

(e)	The year-end news release on the earnings of the corporation

3.
Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4.
Review with management the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the corporation other than in the documents listed in section 3. above and periodically, at least annually, assess the adequacy of those procedures.

5.
Review, and recommend to the board for approval, all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

6.	Review, and if appropriate, recommend to the board for approval, the corporation’s filings with the U. S. Securities and Exchange Commission.

7.	Review the Audit Committee information required as part of the annual information form.

8.
Review with management on an annual basis, the corporation’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:

(a)	The appropriateness of accounting policies and financial reporting practices used by the corporation, including alternative treatments that are available for consideration

(b)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the corporation

(c)	Any new or pending developments in accounting and reporting standards that may affect or impact on the corporation

(d)	The impact of the corporation’s capital structure on current and future profitability

(e)	Any off-balance sheet structures

(f)	The key estimates and judgments of management that may be material to the financial reporting of the corporation

10.
At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the corporation’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

11.
Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the corporation and the manner in which these matters have been disclosed in the financial statements.

E.	External Auditor

12.	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

13.
Review, approve, and execute the annual engagement letter with the external auditor and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee.  The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the external audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed fees

14.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

15.
Approve, before the fact, the engagement of the external auditor for all nonaudit services and the fees for such services and consider the impact on the independence of the external audit work of fees for such nonaudit services.

16.
Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the external auditor.

17.
Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

18.
Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

19.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the corporation’s financial reporting.

20.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the annual audit

(b)	Any significant accounting or financial reporting issues

(c)
The auditor’s evaluation of the corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

(d)	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

(e)
The postaudit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(f)	Any other matters which the external auditor should bring to the attention of the committee

21.
Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

22.
When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

23.	Review and approve the corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the corporation.

24.	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

F.	Internal Audit

25.	Review the appointment or termination of the internal auditor.

26.	Review and approve the internal audit mandate periodically (at least every three years).

27.
Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee.  Receive confirmation from management that the corporation has provided for adequate funding for the internal auditor.  The terms of the audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the internal audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed budget

28.	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the audit

(b)	Any significant accounting or financial reporting issues

(c)	The auditor’s evaluation of the corporation’s system of internal accounting controls, procedures, and documentation

(d)
The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(e)	Any other matters which the internal auditor should bring to the attention of the committee

29.	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.	Internal Controls

30.
Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors (where applicable), that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

31.
Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

32.	Receive reports from management on all significant deficiencies and material weaknesses identified by management.

33.
Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of its assets.

34.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the corporation.

H.	Compliance/Risk/Fraud

35.
Discuss with management the corporation’s major risk exposures and the steps management has taken to monitor and control such exposures, including the corporation’s risk assessment and risk management policies.

36.	Discuss with management the corporation’s policies and procedures designed to prevent, identify, and detect fraud.

37.	In accordance with the corporation’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

38.	Consider annually whether the Corporation should make use of an external integrity hotline.

39.	Discuss with management the corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the corporation’s code of ethics.

40.	Discuss with management and the general counsel any legal matters that may have a material impact on the financial statements or the corporation’s compliance requirements.

41.	On an annual basis, review the adequacy of the corporation’s insurance program.

42.
Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

I.	Other

43.	Review, as required, any claims of indemnification pursuant to the bylaws of the corporation.

44.	Receive a quarterly report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

45.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

46.	Conduct a biannual assessment of the effectiveness of the committee and provide a report thereon to the board.

47.	Review annually the terms of reference for the committee and recommend any required changes to the board.

J.	Meetings

48.	Regular meetings of the committee are held at least four times each year.

49.	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the corporation.

50.	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

51.	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

52.
The secretary of the corporation shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five (5) days prior to the meeting except in unusual circumstances.

53.	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

54.	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

55.	The secretary of the corporation, or his designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

56.
Minutes of the meetings of the committee shall be distributed by the secretary of the corporation to all members of the committee within seven (7) working days of each meeting and shall be submitted for approval at the next regular meeting of the committee.